UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-15144

TELUS CORPORATION

(translation of registrant’s name into English)

23rd Floor, 510 West Georgia Street

Vancouver, British Columbia V6B 0M3

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibit hereto are specifically incorporated by reference into the registration statement on Form F-10 (File No. 333-224895) of TELUS Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

	By:	/s/ Andrea Wood
Date: June 12, 2018	Name:	Andrea Wood
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Fourth Supplemental Indenture, dated as of June 12, 2018 among TELUS Corporation, Computershare Trust Company, N.A. and Computershare Trust Company of Canada.